SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1998


                                       OR


( ) TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)


                        For the transition period from to


              Commission file number 0-5519 (Associated Banc-Corp)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


         ASSOCIATED BANC-CORP PROFIT SHARING AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                              ASSOCIATED BANC-CORP
                            1200 Hansen Road (54304)
                                 P.O. Box 13307
                         Green Bay, Wisconsin 54307-3307

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     ASSOCIATED BANC-CORP
                                     PROFIT SHARING AND RETIREMENT SAVINGS PLAN


                                     /s/ James A. Noffke
                                     ------------------------------------------
                                         James A. Noffke, Chairman
                                         Retirement Program Committee

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                         Page(s)
--------------------------------------------------------------------------------

Independent Auditors' Report

Statement of Net Assets Available for Plan Benefits, December 31, 1998

Statement of Net Assets Available for Plan Benefits, December 31, 1997

Statement of Changes in Net Assets Available for Plan Benefits,
     Year Ended December 31, 1998

Statement of Changes in Net Assets Available for Plan Benefits,
     Year Ended December 31, 1997

Notes to Financial Statements

Item 27a - Schedule of Assets Held for Investment Purposes,
December 31, 1998

Item 27d - Schedule of Reportable Transactions, Year Ended
December 31, 1998

                          Independent Auditors' Report

The Board of Directors
Associated Banc-Corp
Profit Sharing and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Associated Banc-Corp Profit Sharing and Retirement Savings Plan
(Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            /s/ KPMG LLP

June 21, 1999

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Associated
                                                       Intermediate  Diversified   Banc-Corp       Self-
                             Balanced   Money Market    Term Bond       Stock       Common        Directed
                               Fund         Fund          Fund          Fund       Stock Fund      Funds        Other        Total
------------------------------------------------------------------------------------------------------------------------------------
Assets:
 Investments:
  Common trust funds       $45,776,063    17,392,659    10,948,504    66,018,112          ---    3,690,665         ---  143,826,003
  Common stocks                    ---           ---           ---           ---  115,772,009      406,010         ---  116,178,019
  Loans to participants            ---           ---           ---           ---          ---          ---   1,955,305    1,955,305
------------------------------------------------------------------------------------------------------------------------------------
Total Investments          $45,776,063    17,392,659    10,948,504    66,018,112  115,772,009    4,096,675   1,955,305  261,959,327

Cash and cash equivalents      144,762        36,891        37,133       284,123      335,445       64,284      17,257      919,895
Accrued interest and
 dividends receivable                                                                                1,949         185        2,134
Cash surrender value of
 insurance                         ---           ---           ---           ---          ---                  429,360      429,360
Employer contribution
 receivable                  1,342,303       804,184       350,165     2,469,042    3,705,302          ---         ---    8,670,996
Loan payments receivable                                                                               ---     (39,062)     (39,062)
Other                           14,731           580        52,645         6,588       (3,901)         ---     (17,442)      53,201
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for
 plan benefits             $47,277,859    18,234,314    11,388,447    68,777,865  119,808,855    4,162,908   2,345,603  271,995,851
====================================================================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 1997

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Associated
                                          Principal      Fixed         Common      Banc-Corp       Self-
                             Balanced    Preservation    Income        Stock        Common        Directed
                               Fund         Fund          Fund          Fund       Stock Fund      Funds        Other        Total
------------------------------------------------------------------------------------------------------------------------------------
Assets:
 Investments:
  Common trust funds      $ 4,468,401            ---       846,690    42,139,494          ---    3,444,245         ---   50,898,830
  Government securities    11,631,389            ---       951,072           ---          ---          ---         ---   12,582,461
  Corporate bonds                 ---            ---     1,526,478           ---          ---          ---         ---    1,526,478
  Common stocks            14,326,039            ---           ---           ---   41,973,388      410,834         ---   56,710,261
  Loans to participants           ---            ---           ---           ---          ---          ---     484,487      484,487
------------------------------------------------------------------------------------------------------------------------------------
Total Investments         $30,425,839            ---     3,324,240    42,139,494   41,973,388    3,855,079     484,487  122,202,517

Cash and cash equivalents     648,835      5,827,754     1,866,209          (552)     231,733       44,321     149,494    8,767,794
Accrued interest and
 dividends receivable         203,640         26,599        38,261            38        1,306        2,286       1,237      273,367
Cash surrender value of
 insurance                        ---            ---           ---           ---          ---          ---     429,360      429,360
Employer contribution
 receivable                   915,570        380,509       229,616     1,491,158    1,513,521          ---         ---    4,530,374
Participant contributions
 receivable                    40,973          9,785         9,496        67,810       71,339          ---    (117,724)      81,679
Due from (to) other funds      26,313        (30,692)       (4,398)        9,425        2,023          ---      (2,671)         ---
Other                          (2,862)          (536)         (479)       (3,857)      (3,863)        (636)       (459)     (12,692)
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for
 plan benefits            $32,258,298      6,213,419     5,462,945    43,703,516   43,789,447    3,901,050     943,724  136,272,399
====================================================================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Associated
                                                      Intermediate  Diversified    Banc-Corp       Self-
                             Balanced   Money Market   Term Bond       Stock        Common        Directed
                               Fund         Fund          Fund         Fund        Stock Fund      Funds        Other        Total
------------------------------------------------------------------------------------------------------------------------------------
Additions:
Investment Income:
 Appreciation
  (depreciation) in
   fair value of
   investments            $ 5,915,187        334,719       719,827    10,247,817  (33,471,625)     502,619         ---  (15,751,456)
 Interest and dividends       103,963        284,619        39,374         5,627    3,527,745       30,461     174,918    4,166,707
------------------------------------------------------------------------------------------------------------------------------------
 Subtotal                   6,019,150        619,338       759,201    10,253,444  (29,943,880)     533,080     174,918  (11,584,749)

Participant contributions     932,988        268,841       238,662     1,803,911    2,475,442          ---         ---    5,719,844
Employer contributions      1,342,303        804,184       350,165     2,469,042    3,705,302          ---         ---    8,670,996
Rollover contributions        262,407         53,269        29,685       353,103      347,620          ---         ---    1,046,084
Interfund transfers          (920,237)     5,847,136     2,744,068      (855,492)  (6,138,910)         ---    (646,565)         ---
Other                             ---            ---           ---           ---          ---          636      (4,302)      (3,666)
Transfer of net assets
  from other plans          9,891,469      7,144,700     2,552,588    16,017,253  112,851,148          ---   2,090,259  150,547,417
------------------------------------------------------------------------------------------------------------------------------------
Total additions           $17,528,081     14,737,468     6,674,369    30,011,260   83,296,722      533,716   1,614,310  154,395,926

Deductions:
 Distribution to
  participants              2,333,094      2,687,220       721,939     4,662,362    7,205,950      260,550     212,431   18,083,546
 Administrative expenses      175,426         29,353        26,928       274,549       71,364       11,308         ---      588,928
------------------------------------------------------------------------------------------------------------------------------------
Total deductions          $ 2,508,520      2,716,573       748,867     4,936,911    7,277,314      271,858     212,431   18,672,474

Net increase (decrease)
 in net assets available
  for plan benefits        15,019,561     12,020,895     5,925,502    25,074,349   76,019,408      261,858   1,401,879  135,723,452
Net assets available for
 plan benefits:
 Beginning of year         32,258,298      6,213,419     5,462,945    43,703,516   43,789,447    3,901,050     943,724  136,272,399
------------------------------------------------------------------------------------------------------------------------------------
End of year               $47,277,859     18,234,314    11,388,447    68,777,865  119,808,855    4,162,908   2,345,603  271,995,851
====================================================================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 1997

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Associated
                                          Principal      Fixed         Common      Banc-Corp       Self-
                             Balanced    Preservation    Income        Stock        Common        Directed
                               Fund         Fund          Fund          Fund       Stock Fund      Funds        Other        Total
------------------------------------------------------------------------------------------------------------------------------------
Additions:
Investment Income:
 Appreciation
  (depreciation) in
   fair value of
   investments            $ 4,749,736            ---       104,468    10,475,996   14,834,472      666,718         ---   30,831,390
 Interest and dividends       910,633        325,866       325,685        29,646      851,097       30,848      35,961    2,509,736
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                  $ 5,660,369        325,866       430,153    10,505,642   15,685,569      697,566      35,961   33,341,126

Participant contributions     651,819        177,446       162,910     1,136,828    1,101,213          ---         ---    3,230,216
Employer contributions        915,570        380,509       229,616     1,491,159    1,513,521          ---         ---    4,530,375
Rollover contributions        253,711         15,096        34,941       144,815      114,171          ---         ---      562,734
Interfund transfers          (890,891)        77,405      (996,498)    2,270,153     (460,169)         ---         ---          ---
Other                         (23,512)       (49,439)       (5,378)        4,186       (3,052)         ---     110,596       33,401
Transfer of net assets
 from other plans             328,719      1,519,275       184,154       756,409      290,930          ---         ---    3,079,487
------------------------------------------------------------------------------------------------------------------------------------
Total additions           $ 6,895,785      2,446,158        39,898    16,309,193   18,242,183      697,566     146,557   44,777,339

Deductions:
 Distribution to
  participants                592,537      1,889,996        288,742      940,472    1,204,555      215,694      36,856    5,168,852
 Administrative expenses      110,470         17,606         22,597      175,147       87,535       11,511       1,251      426,117
------------------------------------------------------------------------------------------------------------------------------------
Total deductions          $   703,007      1,907,602        311,339    1,115,619    1,292,090      227,205      38,107    5,594,969

Net increase (decrease)
 in net assets available
 for plan benefits          6,192,778        538,556       (271,441)  15,193,573   16,950,093      470,361     108,450   39,182,370
Net assets available for
 plan benefits:
 Beginning of year         26,065,520      5,674,863      5,734,386   28,509,943   26,839,354    3,430,689     835,274   97,090,029
------------------------------------------------------------------------------------------------------------------------------------
End of year               $32,258,298      6,213,419      5,462,945   43,703,516   43,789,447    3,901,050     943,724  136,272,399
====================================================================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1998 and 1997

--------------------------------------------------------------------------------

(1)  Description of the Plan

     The following brief description of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan (Plan) is provided for general information. The Plan contains both profit sharing provisions and retirement savings provisions. Participants should refer to the summary plan description for more complete information.

     Background

     Associated Banc-Corp (Company) has established the Associated Banc-Corp Profit Sharing and Retirement Savings Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The retirement savings provisions of the Plan provides for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan Mergers

     Assets were merged into the Plan as follows during the years ended December 31, 1998 and 1997:

     On March 3, 1997, net assets of the Mid-America National Bank Savings and Investment Plan totaling $86,566 were merged into the Plan.

     On March 18, 1997, net assets of Farmers and Merchants Bank of Reedsburg totaling $2,238,065 were merged into the Plan.

     On October 3, 1997, net assets of the Central Bank 401(K) Savings Plan and Trust totaling $756,711 were merged into the Plan.

     During  the  first  quarter  of  1998,   net  assets  of  First   Financial
     Corporation's 401(K) Profit Sharing Plan, totaling $149,857,612 were merged into the Plan.

     On April 1, 1998, the net assets of Gladstone-Norwood Trust and Savings Bank 401(K) Plan totaling $689,805 were merged into the Plan.

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1998 and 1997

--------------------------------------------------------------------------------

     Participants

     Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer retirement savings contribution provisions of the Plan on the January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee retirement savings contribution portion of the Plan immediately upon the date of hire if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

     Contributions

     In conjunction with the retirement savings provisions of the Plan, participants can elect to contribute an amount between 1% and a maximum percentage set by the Retirement Program Committee (10% in 1998 and 1997) of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

     The Plan provides for discretionary Company contributions under both the profit sharing and retirement saving provisions of the Plan. Such contributions are allocated to each participant's account based upon total participant's compensation, as defined by the Plan for the year.

     Vesting

     Participants are 100% vested at all times in their benefits under the retirement savings portion of the Plan. The following is a schedule of vesting in the Company's discretionary profit sharing contribution:

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------
Years of Service                                              Vested Percentage
--------------------------------------------------------------------------------
Less than three                                                              0%
Three but less than four                                                    20%
Four but less than five                                                     40%
Five but less than six                                                      60%
Six but less than seven                                                     80%
Seven or more                                                              100%
--------------------------------------------------------------------------------

     The Plan document specifies that forfeitures are allocated based upon the ratio of each participant's compensation for the plan year to the total compensation of all participants for the respective Employing Unit.

     Investment of Plan Assets

     Participants have the right to direct that investments be made in the Balanced Fund, Money Market Fund, Intermediate Term Bond Fund, Diversified Stock Fund, Associated Banc-Corp Common Stock Fund, or a combination of funds. Plan assets are held in trust with a subsidiary bank of the Company (trustee). The following is a brief description of each fund:

     Balanced Fund - Invests primarily in fixed income investments and common stocks. Actual investments made by the trustee are into the Associated Bank, N.A. Balanced Fund.

     Money Market Fund - Invests primarily in U.S. Treasury bills and repurchase agreements. Formerly known as the Principal Preservation Fund. Actual investments made by the trustee are into the Associated Bank, N.A. Cash Management Fund.

     Intermediate Term Bond Fund - Invests primarily in U.S. Treasury obligations, fixed income corporate bonds with a rating of "A" or better and high-quality real estate mortgages, and common trust funds with similar characteristics. Formerly known as the Fixed Income Fund. Actual investments made by the trustee are into the Associated Bank, N.A. Intermediate Term Bond Fund.

     Diversified Stock Fund - Invests primarily in common stocks, common funds managed by the Company's trust departments, or mutual funds expected to achieve capital and income growth. Formerly known as the Common Stock Fund. Actual investments made by the trustee are into the Associated Bank, N.A.'s Regional Bank, Capital Appreciation, Equity Income, Common Stock, Diversified Stock and Foreign Equity Funds.

     Associated Banc-Corp Common Stock Fund - Invests in Associated Banc-Corp common stock and cash equivalents.

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

     Participants can elect to invest in one of the aforementioned funds or in 10% increments in two or more funds. Participants can change the allocation of the Plan accounts once every 90 calendar days. Investment changes are transacted by participants utilizing the Company's Voice Response Unit
     (VRU).

     Certain participants previously had the right to maintain a separate trust for self-directed investments. Current plan provisions do not provide for this.

     A participant in the Plan can receive a loan for emergency conditions which result from medical expenses in the participant's immediate family, establishing or preserving the home in which the participant resides, or for the purpose of providing an education for the participant, spouse, and children of the participant. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant's account balance. A participant may not request a loan for less than $1,000.

     Valuation of Plan Assets

     During 1998 the Plan was changed from a quarterly valued plan to a daily valued plan. Under a daily valued plan, participants can change investment allocations and verify account balances daily utilizing the VRU, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately updated.

     Distributions

     Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant's attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant's account through the date of distribution.

     Termination of Plan

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

     Reclassification

     Certain 1997 amounts in prior years report have been reclassified to conform with the 1998 presentation.

(2)  Summary of Significant Accounting Policies

     The accounting policies followed by the Plan conform with generally accepted accounting principles for such plans. The more significant policies are as follows:

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis.

     Investments

     Investments are quoted at market prices. Securities for which no quoted market price are available are valued at estimated fair value. Short-term investments are stated at cost, which approximates fair value. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)  Investments

     The fair value of investments that represent 5% or more of the Plan's net assets at December 31 are presented in the following table:

                                                       1998            1997
--------------------------------------------------------------------------------
Associated Banc-Corp Common Stock Fund             $115,772,009     $42,348,238
Associated Bank, N.A. Diversified Stock Fund         66,018,112      42,139,494
Associated Bank, N.A. Balanced Fund                  45,776,063       1,028,389
Associated Bank, N.A. Cash Management Fund           17,392,659       5,827,754
--------------------------------------------------------------------------------

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

(4)  Transactions with Related Parties

     The Associated Banc-Corp Common Stock Fund at December 31, 1998 and 1997 included 3,316,643 shares and 768,222 shares, respectively, of common stock of the Company with fair values of $113,389,391 and $42,348,238, respectively. Dividend income from Company stock totaled $3,514,121 and $838,108 in 1998 and 1997, respectively.

(5)  Benefits Payable

     Amounts as presented in the accompanying financial statements differ from the amounts reported in Form 5500 due to benefits payable to terminated and retired participants.

     As of December 31, 1998 and 1997, net assets available for plan benefits include vested balances for terminated and retired participants of approximately $1,333,000 and $1,172,000 respectively, were recorded as benefits payable on the Form 5500 but not on the accompanying financial statements.

(6)  Income Taxes

     The Plan administrator has received a favorable tax determination letter, dated May 22, 1995, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan's financial statements. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

     Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

(7)  Subsequent Event

     On March 22, 1999, the net assets of Citizens Bankshares, Inc. 401(K) Profit Sharing Plan, representing $3,065,610 in cash, were merged into the Plan.

 ASSOCIATED BANC-CORP
 PROFIT SHARING & RETIREMENT SAVINGS PLAN
 EMPLOYER IDENTIFICATION NUMBER:  39-1098068
 PLAN NUMBER:  002
 Item 27a - Schedule of Assets Held for Investment Purposes
 December 31, 1998

 -----------------------------------------------------------------------------------------------------------------------------------
                                                Description of investment,
                                                including maturity date,
 Identity of issue, borrower,                    rate of interest, collateral par,                                     Current
 lessor, or similar party                        or maturity value                                 Cost                 Value
 -----------------------------------------------------------------------------------------------------------------------------------
 Central & Southwest Corp.                       Common Stock, 2,400 shares                  $     45,633          $    65,851

 Florida Progress Corp.                          Common Stock, 1,600 shares                        50,633               71,701

 LG and E Energy Corp.                           Common Stock, 3,000 shares                        22,906               84,939

 New Century Energies  Inc.                      Common Stock, 1,235 shares                        22,868               60,206

 New England Electric System                     Common Stock, 500 shares                          15,812               24,063

 Public SVC Enterprise Grp Inc.                  Common Stock, 1,600 shares                        44,724               64,000

 WPS Resources Corp.                             Common Stock, 1,000 shares                        21,795               35,250
 -----------------------------------------------------------------------------------------------------------------------------------
 Total Corporate Stocks                                                                      $    224,371          $   406,010
 -----------------------------------------------------------------------------------------------------------------------------------

 Common Funds:

*Associated Bank, N.A. Common Stock Fund                       4,203 units                        114,368               782,070

*Associated Bank, N.A. Regional Bank Fund                      1,130 units                         68,421               173,049

*Associated Bank, N.A. Capital Appreciation Fund               2,876 units                         57,498               177,756

*Associated Bank, N.A. Balanced Fund                         735,192 units                     40,527,002            45,776,063

*Associated Bank, N.A. Equity Income Fund                      3,833 units                         95,440               227,790

*Associated Bank, N.A. Cash Management Fund               16,861,269 units                     16,969,220            17,392,659

*Associated Bank, N.A. Diversified Stock Fund                598,463 units                     53,911,644            66,018,112

*Associated Bank, N.A. Foreign Equity Fund                     7,430 units                        173,401               249,476

*Associated Bank, N.A. Intermediate Term Bond Fund           740,997 units                     11,614,124            13,029,028

*Associated Banc-Corp Common Stock Fund                    3,499,246 units                    105,381,443           115,772,009

 -----------------------------------------------------------------------------------------------------------------------------------
 Total Common Funds                                                                          $228,912,561          $259,598,012
 -----------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 Loans to Participants  (7.00% - 10.65%)                                                        1,955,305             1,955,305
 -----------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 Total Investments Held                                                                      $231,092,237          $261,959,327
 -----------------------------------------------------------------------------------------------------------------------------------

 Cash Equivalents:

 Dreyfus Cash Management Fund                                                                $    919,012          $    919,012

 Cash                                                                                                 883                   883

 -----------------------------------------------------------------------------------------------------------------------------------
 Total Cash Equivalents                                                                      $    919,895          $    919,895
 -----------------------------------------------------------------------------------------------------------------------------------

*Denotes a party-in-interest

 See accompanying independent auditors= report

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions
Employer Identification Number 39-109-8068
Plan Number 002
Year Ended December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Current
                                                                                Expense                     Value of
                                                                                Incurred                    Asset at
 Identity of Party       Description         Purchase      Selling     Lease      With          Cost of    Transaction   Net Gain/
     Involved            of Assets            Price        Price      Rental   Transaction       Asset        Date          Loss
------------------------------------------------------------------------------------------------------------------------------------

Associated Bank, N.A.*   Common Stock
                          Fund              14,091,229           --       --        --        14,091,229    14,091,229           --
                                                    --   28,734,546       --        --        27,670,773    28,734,546    1,063,773

Associated Bank, N.A.*   Diversified Stock
                          Fund              26,531,290           --       --        --        26,531,290    26,531,290           --
                                                    --   12,878,915       --        --        11,750,374    12,878,915    1,128,541

Dreyfus                  Cash Management
                          Fund              88,603,123           --       --        --        88,603,123    88,603,123           --
                                                    --   90,624,151       --        --        90,624,151    90,624,151           --

Dreyfus                  Government Cash
                          Management Fund    5,727,394           --       --        --         5,727,394     5,727,394           --
                                                    --   11,555,148       --        --        11,555,148    11,555,148           --

Associated Bank, N.A.*   Intermediate Term
                          Bond Fund         11,587,227           --       --        --        11,587,227    11,587,227           --
                                                    --    2,234,956       --        --         2,084,441     2,234,956      150,515

Associated Bank, N.A.*   Balanced Fund      45,704,706           --       --        --        45,704,706    45,704,706           --
                                                    --    6,418,028       --        --         6,177,704     6,418,028      240,324

Associated Bank, N.A.*   Cash Management
                          Fund               6,743,781           --       --        --         6,743,781     6,743,781           --
                                                    --    2,580,243       --        --         2,580,243     2,580,243           --
------------------------------------------------------------------------------------------------------------------------------------

See accompanying independent auditors' report
* Denotes a party-in-interest

                    Consent of Independent Public Accountants




The Board of Directors
Associated Banc-Corp:

We consent to incorporation by reference in the registration statement (No. 33-54658) on Form S-8 of Associated Banc-Corp of our report dated June 21, 1999, relating to the statements of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended, the schedule of assets held for investment purposes as of December 31, 1998 and the schedule of reportable transactions for the year then ended, which report appears in the December 31, 1998 annual report on Form 11-K of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan.


                                            /s/ KPMG LLP

Chicago, Illinois
June 28, 1999